                                                                      EXHIBIT 19
                                                                      EXHIBIT A

TO OUR STOCKHOLDERS

For the second quarter of 1999, Popular, Inc. reported net income of $64.0 million, up $6.5 million or 11.3% from the $57.5 million reported for the same quarter in 1998. For the first quarter of 1999, the Corporation reported net income of $63.7 million. On a per common share basis, net income for the second quarter of 1999 rose to $0.46 from $0.41 for the same period in 1998 and $0.45 for the first quarter of 1999.

         The Corporation's return on assets (ROA) and return on common equity
(ROE) for the second quarter of 1999 amounted to 1.08% and 15.53%, respectively. These profitability ratios compare with an ROA of 1.16% and ROE of 15.50% attained during the second quarter of 1998. The ROA and ROE for the first quarter of 1999 was 1.14% and 16.03%.

         For the six-month period ended June 30, 1999, net income reached $127.6 million or $0.91 per common share, while the ROA and ROE were 1.11% and 15.78%, respectively. These figures compare with a net income of $112.3 million and an ROA of 1.15% and an ROE of 15.43% for the same period a year earlier.

         Operating results for the quarter ended June 30, 1999, reflected a $24.5 million increase in net interest income and a growth of $14.0 million in other operating income when compared with the same quarter of 1998. These increases were tempered by a rise in operating expenses of $30.2 million and a $3.1 million increase in the provision for loan losses.

         Net interest income for the second quarter of 1999 amounted to $238.9 million from $214.4 million for the same period a year earlier. This growth was primarily due to an increase of $3.8 billion in average earning assets, particularly a $2.1 billion growth in loans. The net interest yield, on a taxable equivalent basis, decreased to 4.58% for the second quarter of 1999, compared with 4.93% for the same period a year earlier, mainly as a result of a higher volume of investment securities on which the net interest margin earned by the Corporation is lower.

         The provision for loan losses amounted to $36.6 million for the second quarter of 1999, compared with $33.5 million for the same period a year earlier, reflecting the growth in the loan portfolio, non-performing assets and net charge-offs. Net charge-offs for the second quarter of 1999 were $31.2 million or 0.91% of average loans, an increase over the $27.2 million or 0.94% of average loans reported for the same period in 1998. For the six-month period ended June 30, 1999, net charge-offs as a percentage of average loans decreased to 0.85% from 0.95% for the same period last year.

         Other operating income is a growing source of revenue for the Corporation, representing 16.1% of total revenues in the second quarter of 1999, an increase from 15.3% of total revenues for the same period in 1998. For the second quarter of 1999, other operating income amounted to $86.9 million compared with $72.9 million for the same period in 1998. This growth was driven by an increase of $10.9 million in other service fees, particularly a rise of $3.4 million in both check cashing fees and credit card fees and discounts. In addition, service charges on deposit accounts rose $4.2 million while other operating income increased $3.6 million.

         Operating expenses amounted to $205.2 million for the second quarter of 1999, up from $175.0 million for the same period a year earlier. The rise of $30.2 million in operating expenses for the quarter ended June 30, 1999, was led by an increase of $12.0 million in personnel costs. This category rose primarily as a result of the acquisitions completed during the second half of 1998, the continued business expansion in the U.S. mainland as well as annual merit increases. Professional fees, business promotion and equipment expenses also rose reflecting the technical support and system conversion costs pertaining to the U.S. reorganization together with increased spending on strategic business initiatives and software packages.

         Total assets at June 30, 1999, were $23.7 billion, compared with $20.0 billion at the same date in 1998 and $23.2 billion as of March 31, 1999. Loans were $13.9 billion at June 30, 1999, an increase of 18.2% compared with $11.8 billion at the same date in 1998 and $13.5 billion at March 31, 1999.

         At June 30, 1999, the allowance for loan losses was $283 million or 2.03% of loans, compared with $224 million or 1.91% at June 30, 1998, and $277 million or 2.06% at March 31, 1999. Non-performing assets (NPA) amounted to $302 million compared with $225 million at the same date last year and $299 million at the end of the first quarter of 1999. The increase in NPA was led by a $34 million rise in non-performing assets of Banco Fiduciario, acquired on the third quarter of 1998. In addition, the non-performing mortgage loans rose $14 million.

         At June 30, 1999, total deposits were $13.9 billion, compared with $12.1 billion at the same date in 1998, mainly as a result of an increased level of core deposits, primarily savings and demand deposits. Total deposits amounted to $13.6 billion at March 31, 1999. Borrowings increased to $7.7 billion at the end of the second quarter of 1999, from $6.0 billion a year earlier.

         Stockholders' equity totaled $1.7 billion at June 30, 1999, compared with $1.6 billion a year earlier and $1.7 billion as of March 31, 1999. During the second quarter of 1999, the Corporation repurchased a total of 1,089,700 shares of its common stock under the stock repurchase program approved by its Board of Directors on May 8, 1997. The Corporation may continue repurchasing its common stock if market conditions so warrant.

         The Corporation's stock market value was $30.31 at the end of the quarter, compared with $33.25 at June 30, 1998, and $30.88 at March 31, 1999. The Corporation had a market capitalization of $4.1 billion at June 30, 1999, based on 134,698,572 common shares outstanding.

The Annual Stockholders Meeting of Popular, Inc. was held on April 27, 1999. An 88.43% of the common shares issued and outstanding as of record date of March 8, 1999 were represented at the meeting, which complied with the quorum required by law. All seven directors nominated for re-election were elected for a three-year term. During the meeting, the 1998 Corporation's Annual Report was discussed and approved.

We are very proud to announce that the Corporation has renovated and modified its equipment, programs and computer systems in order to have them ready for the year 2000 date change. We successfully completed validation tests to our equipment and programs before the June 30, 1999, deadline. In addition, we have established contingency plans that will ensure the continuity of our operations in the event of any casualty.

On June 30, 1999, U.S. Vice President Al Gore and U.S. Treasury Secretary Robert
E. Rubin announced the final details of the Treasury's Electronic Transfer Account (ETA), including the first six institutions that reached a preliminary agreement to offer the ETA account. The ETA is a low-cost account that will allow federal payment recipients to take advantage of Direct Deposit. Banco Popular was chosen among these first six institutions, becoming the only Hispanic bank in the United States and the only one in Puerto Rico to offer this transfer account.




/s/ Richard L. Carrion
Richard L. Carrion
Chairman, President and Chief
Executive Officer

FINANCIAL HIGHLIGHTS

                                                        At June 30,                               Average for the six months
                                      --------------------------------------------      --------------------------------------------
BALANCE SHEET HIGHLIGHTS                  1999             1998           Change           1999               1998           Change
                                      -----------      -----------      ----------      -----------        -----------    ----------
(In thousands)
Money market investments              $   791,285      $   694,487      $   96,798      $ 1,036,604        $   732,328    $  304,276
Investment and trading securities       7,441,280        6,278,074       1,163,206        7,547,411          6,283,034     1,264,377
Loans                                  13,887,392       11,753,213       2,134,179       13,452,576         11,541,256     1,911,320
Total assets                           23,665,621       19,997,636       3,667,985       23,178,177         19,711,518     3,466,659
Deposits                               13,902,387       12,102,594       1,799,793       13,697,877         12,001,807     1,696,070
Borrowings                              7,680,936        5,950,082       1,730,854        7,340,492          5,878,283     1,462,209
Stockholders' equity                    1,650,682        1,593,693          56,989        1,678,159          1,512,723       165,436


                                                        Second quarter                                       Six months
                                         -----------------------------------------         -----------------------------------------
OPERATING HIGHLIGHTS                        1999            1998           Change            1999               1998          Change
                                         --------         --------         -------         --------           --------       -------
(In thousands, except per share
information)
Net interest income                      $238,851         $214,392         $24,459         $475,089           $427,096       $47,993
Provision for loan losses                  36,631           33,524           3,107           72,402             67,089         5,313
Fees and other income                      86,926           72,886          14,040          173,984            140,837        33,147
Other expenses, net of minority interest  225,169          196,293          28,876          449,030            388,588        60,442
Net income                               $ 63,977         $ 57,461         $ 6,516         $127,641           $112,256       $15,385
Net income applicable to common stock    $ 61,890         $ 55,374         $ 6,516         $123,466           $108,081       $15,385
Earnings per common share                    0.46             0.41            0.05             0.91               0.80          0.11

                                                                Second quarter                      Six months
                                                           -----------------------          --------------------------
SELECTED STATISTICAL INFORMATION                             1999            1998             1999               1998
                                                           -------         -------          -------            -------
COMMON STOCK DATA
Market price
    High                                                   $ 32.88         $ 36.16          $ 37.88            $ 36.16
    Low                                                      28.81           29.22            28.81              23.03
    End                                                      30.31           33.25            30.31              33.25
Book value at period end                                     11.51           11.02            11.51              11.02
Dividends declared                                            0.14            0.11             0.28               0.22
Dividend payout ratio                                        30.70%          26.90%           30.77%             27.56%
Price/earnings ratio                                         17.22x          21.18x           17.22x             21.18x
                                                           -------         -------          -------            -------
PROFITABILITY RATIOS
Return on assets                                              1.08%           1.16%            1.11%              1.15%
Return on common equity                                      15.53           15.50            15.78              15.43
Net interest spread (taxable equivalent)                      3.72            4.08             3.81               4.11
Net interest yield (taxable equivalent)                       4.58            4.93             4.67               4.97
Effective tax rate                                           24.23           27.00            25.20              26.83
Overhead ratio                                               49.53           47.65            49.07              48.37
                                                           -------         -------          -------            -------
CAPITALIZATION RATIOS
Equity to assets                                              7.18%           7.69%            7.24%              7.67%
Tangible equity to assets                                     6.13            6.63             6.16               6.60
Equity to loans                                              12.40           13.20            12.47              13.11
Internal capital generation                                  10.12           10.56            10.19              10.35
Tier I capital to risk-adjusted assets                       10.37           12.35            10.37              12.35
Total capital to risk-adjusted assets                        12.59           14.70            12.59              14.70
Leverage ratio                                                6.37            7.17             6.37               7.17
                                                           -------         -------          -------            -------
CREDIT QUALITY RATIOS
Allowance for losses to loans                                 2.03%           1.91%            2.03%              1.91%
Allowance to non-performing assets                           93.62           99.79            93.62              99.79
Allowance to non-performing loans                           103.96          109.70           103.96             109.70
Non-performing assets to loans                                2.17            1.91             2.17               1.91
Non-performing assets to total assets                         1.28            1.12             1.28               1.12
Net charge-offs to average loans                              0.91            0.94             0.85               0.95
Provision to net charge-offs                                  1.18x           1.23x            1.27x              1.23x
Net charge-offs earnings coverage                             3.87            4.13             4.24               4.03

ADDITIONAL INFORMATION

Board of Directors

 Richard L. Carrion, Chairman
 Alfonso F. Ballester, Vice Chairman
 Antonio Luis Ferre, Vice Chairman
 Juan A. Albors Hernandez *
 Salustiano Alvarez Mendez *
 Jose A. Bechara Bravo *
 Juan J. Bermudez
 Francisco J. Carreras
 David H. Chafey Jr.
 Luis E. Dubon Jr.
 Hector R. Gonzalez
 Jorge A. Junquera Diez
 Manuel Morales Jr.
 Alberto M. Paracchini
 Francisco M. Rexach Jr.
 J. Adalberto Roig Jr.
 Felix J. Serralles Nevares
 Julio E. Vizcarrondo Jr.
   Samuel T. Cespedes, Secretary
    * Director of Banco Popular de Puerto Rico only

Executive Officers

 Richard L. Carrion, Chairman of the Board,
   President and Chief Executive Officer
 David H. Chafey Jr., Senior Executive Vice President
 Jorge A. Junquera Diez, Senior Executive Vice President
 Maria Isabel P. de Burckhart, Executive Vice President
 Roberto R. Herencia, Executive Vice President
 Larry B. Kesler, Executive Vice President
 Humberto Martin, Executive Vice President
 Emilio E. Pinero, Executive Vice President
 Carlos Rom Jr., Executive Vice President
 Carlos J. Vazquez, Executive Vice President

Shareholder Information

 Shareholder Assistance: Shareholders requiring a change of address, records or information about lost certificates, dividend checks or dividend reinvestment should contact:
     Banco Popular de Puerto Rico
     Trust Division (725)
     Popular Center Building
     4th Floor Suite 400
     209 Munoz Rivera Ave.
     Hato Rey, Puerto Rico 00918

 Publications: For printed material (annual and quarterly reports, 10-K and 10-Q reports), contact Mr. Amilcar L. Jordan at the Comptroller's Division at
 (787) 765-9800 ext. 6101, or visit our web site at http://www.popularinc.com.

 Dividend Reinvestment Plan: The Corporation has a dividend reinvestment plan that provides the shareholder a simple, convenient and cost-effective way to acquire Popular, Inc. common stock.
 - Dividends can be automatically reinvested in additional shares at 95% of the Average Market Price.
 - Participants may make optional cash payments of at least $25 and not more than $10,000 per calendar month for investment in additional shares.
 -       No brokerage commissions are charged on purchases under this plan.
 - Participant's funds will be fully invested, because the plan permits fractions of shares to be credited to a participant's account.
 If you would like more information on this plan, please contact our Trust Division at (787) 756-3908 or (787) 765-9800 exts. 5637, 5525 and 5897.

CONSOLIDATED STATEMENTS OF CONDITION

                                                                                            June 30,
                                                                                -------------------------------
Dollars in thousands                                                                1999               1998
                                                                                ------------       ------------
ASSETS
   Cash and due from banks                                                      $    567,143       $    500,941
                                                                                ------------       ------------
   Money market investments:
    Federal funds sold and securities and mortgages purchased
      under agreements to resell                                                     715,618            650,881
    Time deposits with other banks                                                    74,986             42,779
    Bankers' acceptances                                                                 681                827
                                                                                ------------       ------------
                                                                                     791,285            694,487
                                                                                ------------       ------------
   Investment securities available-for-sale, at market value                       6,804,004          5,795,668
   Investment securities held-to-maturity, at cost                                   316,860            232,316
   Trading account securities, at market value                                       320,416            250,090
   Loans held-for-sale                                                               603,643            338,566
                                                                                ------------       ------------
   Loans                                                                          13,655,881         11,767,063
      Less -- Unearned income                                                        372,132            352,416
             Allowance for loan losses                                               282,590            224,045
                                                                                ------------       ------------
                                                                                  13,001,159         11,190,602
                                                                                ------------       ------------
   Premises and equipment                                                            440,167            380,684
   Other real estate                                                                  30,018             20,283
   Customers' liabilities on acceptances                                              14,768                454
   Accrued income receivable                                                         160,146            128,897
   Other assets                                                                      355,510            239,267
   Intangible assets                                                                 260,502            225,381
                                                                                ------------       ------------
                                                                                $ 23,665,621       $ 19,997,636
                                                                                ============       ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
   Deposits:
     Non-interest bearing                                                       $  3,278,464       $  2,585,256
     Interest bearing                                                             10,623,923          9,517,338
                                                                                ------------       ------------
                                                                                  13,902,387         12,102,594
   Federal funds purchased and securities sold
      under agreements to repurchase                                               3,319,780          2,672,811
   Other short-term borrowings                                                     2,554,433          1,864,562
   Notes payable                                                                   1,531,723          1,137,709
   Acceptances outstanding                                                            14,767                454
   Other liabilities                                                                 396,605            350,813
                                                                                ------------       ------------
                                                                                  21,719,695         18,128,943
                                                                                ------------       ------------
   Subordinated notes                                                                125,000            125,000
                                                                                ------------       ------------
   Preferred beneficial interests in Popular North America's
     junior subordinated deferrable interest debentures
     guaranteed by the Corporation                                                   150,000            150,000
                                                                                ------------       ------------
   Minority interest in consolidated subsidiary                                       20,244
                                                                                ------------       ------------
Stockholders' equity:
   Preferred stock                                                                   100,000            100,000
   Common stock                                                                      826,595            412,426
   Surplus                                                                           220,559            604,983
   Retained earnings                                                                 616,022            473,531
   Treasury stock, at cost                                                           (72,524)           (39,559)
   Accumulated other comprehensive (loss) income, net of deferred taxes              (39,970)            42,312
                                                                                ------------       ------------
                                                                                   1,650,682          1,593,693
                                                                                ------------       ------------
                                                                                $ 23,665,621       $ 19,997,636
                                                                                ============       ============

CONSOLIDATED STATEMENTS OF INCOME

                                                               Quarter ended               Six months ended
                                                                  June 30,                     June 30,
                                                         ------------------------      ------------------------
Dollars in thousands, except per share information         1999            1998          1999            1998
                                                         ---------       --------      ---------       --------

Interest Income:
  Loans                                                  $ 335,739       $296,476      $ 661,772       $589,693
  Money market investments                                   7,500          9,192         15,433         18,018
  Investment securities                                    105,411         93,177        210,845        183,436
  Trading account securities                                 4,751          4,020          9,546          8,085
                                                         ---------       --------      ---------       --------
                                                           453,401        402,865        897,596        799,232
                                                         ---------       --------      ---------       --------

Interest Expense:
  Deposits                                                 110,147        101,777        220,970        199,108
  Short-term borrowings                                     73,138         58,330        142,513        114,577
  Long-term debt                                            31,265         28,366         59,024         58,451
                                                         ---------       --------      ---------       --------
                                                           214,550        188,473        422,507        372,136
                                                         ---------       --------      ---------       --------
Net interest income                                        238,851        214,392        475,089        427,096
Provision for loan losses                                   36,631         33,524         72,402         67,089
                                                         ---------       --------      ---------       --------
Net interest income after provision for loan losses        202,220        180,868        402,687        360,007
Service charges on deposit accounts                         29,731         25,494         57,980         50,832
Other service fees                                          39,691         28,818         77,600         54,991
Gain on sale of securities                                     286          3,049            736          3,917
Trading account (loss) profit                                 (582)         1,311           (863)         1,981
Other operating income                                      17,800         14,214         38,531         29,116
                                                         ---------       --------      ---------       --------
                                                           289,146        253,754        576,671        500,844
                                                         ---------       --------      ---------       --------

Operating Expenses:
   Personnel costs:
      Salaries                                              69,983         59,623        140,140        118,916
      Profit sharing                                         6,084          6,264         12,403         11,947
      Pension and other benefits                            18,572         16,770         38,131         35,188
                                                         ---------       --------      ---------       --------
                                                            94,639         82,657        190,674        166,051
   Net occupancy expenses                                   14,715         11,737         28,974         23,298
   Equipment expenses                                       21,557         18,481         42,291         36,509
   Other taxes                                               7,941          7,899         16,206         15,867
   Professional fees                                        17,356         13,816         32,668         26,694
   Communications                                           10,580          9,194         21,409         18,017
   Business promotion                                       12,209          8,917         23,209         17,133
   Printing and supplies                                     4,828          4,415          9,818          8,418
   Other operating expenses                                 13,806         11,080         26,653         21,804
   Amortization of intangibles                               7,586          6,849         15,206         13,633
                                                         ---------       --------      ---------       --------
                                                           205,217        175,045        407,108        347,424
                                                         ---------       --------      ---------       --------
Net loss of minority interest                                  382                           814
                                                         ---------       --------      ---------       --------
Income before income tax                                    84,311         78,709        170,377        153,420
Income tax                                                  20,334         21,248         42,736         41,164
                                                         ---------       --------      ---------       --------

Net income                                               $  63,977       $ 57,461      $ 127,641       $112,256
                                                         =========       ========      =========       ========

Net income applicable to common stock                    $  61,890       $ 55,374      $ 123,466       $108,081
                                                         =========       ========      =========       ========

Earnings per common share (basic and diluted)            $    0.46       $   0.41      $    0.91       $   0.80
                                                         =========       ========      =========       ========

SUBSIDIARIES

Central Office
  Popular Center
  209 Munoz Rivera Avenue
  San Juan, Puerto Rico 00918
  Telephone: (787) 765-9800

ATH Costa Rica
  Cond. Ofiplaza del Este
  Edif. D- Piso 1
  San Pedro de la Rotonda
  de la Bandera
  150 metros Oeste
  San Jose, Costa Rica
  Telephone: (011) 506-280-9796

Banco Popular de Puerto Rico
  Puerto Rico Office
  Popular Center
  209 Munoz Rivera Avenue
  San Juan, Puerto Rico 00918
  Telephone: (787) 765-9800

  Virgin Islands Office
  193 Estate Altona & Welgunst
  St. Thomas, Virgin Islands 00802
  Telephone: (340) 693-2777

Banco Popular North America
  4000 West North Avenue
  Chicago, Illinois 60639
  Telephone: (773) 772-8600

Banco Popular, N.A. (Texas)
  9600 Long Point #300
  Houston, Texas 77055
  Telephone: (713) 463-2400

Equity One, Inc.
  523 Fellowship Road, Suite 220
  Mt. Laurel, New Jersey 08054
  Telephone: (609) 273-1119

Metropolitana de Prestamos, Inc.
  Road #2 Km. 6.8
  Villa Caparra
  Guaynabo, Puerto Rico 00966
  Telephone: (787) 792-9292

Popular Finance, Inc.
  10 Salud Street
  El Senorial Condominium
  Suite 613
  Ponce, Puerto Rico 00731
  Telephone: (787) 844-2860

Popular Mortgage, Inc.
  268 Ponce de Leon Avenue
  San Juan, Puerto Rico 00918
  Telephone: (787) 753-0245

Popular Leasing & Rental, Inc.
  M-1046 Federico Costa St.
  Tres Monjitas Industrial
    Development
  San Juan, Puerto Rico 00903
  Telephone: (787) 751-4848

Popular Securities Incorporated
  Popular Center
  Suite 1020
  San Juan, Puerto Rico 00918
  Telephone: (787) 766-4200

Popular Cash Express
  6200 North Hiawatha
  Suite 200
  Chicago, Illinois  60646
  Telephone: (773) 205-8300

Banco Fiduciario
  27 de Febrero Ave. #50
  Santo Domingo
  Republica Dominicana
  Telephone: (809) 473-9400